Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement No. 333-167111 on Form S-1 of our report dated March 29, 2010, relating to the financial statements of Accuride Corporation (Debtor in Possession) and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs related to (1) uncertainties resulting from the consequences of the bankruptcy proceedings, and (2) the order by the Bankruptcy Court confirming the plan of reorganization effective at the close of business on February 26, 2010), appearing in the Annual Report on Form 10-K of Accuride Corporation for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana

August 9, 2010